FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of May 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ).

Enclosure:                                        Press release dated May 12th, 2004: Transgene to present data at 2004 ASCO Annual Meeting

CONTACT:
Transgene	Cohn & Wolfe	Image 7
Patrick Squiban, MD	Michael Long	Estelle Guillot-Tantay / Laurence Heilbronn
VP Medical & Regulatory Affairs + 33 (0) 3 88 27 91 73	+ 1 (212) 798 9775	+ 33 (0) 1 53 70 74 93 + 33 (0) 1 53 70 74 64

TRANSGENE TO PRESENT DATA AT 2004 ASCO ANNUAL MEETING

Strasbourg, France, May 12, 2004 – Transgene (Nasdaq: TRGNY; Nouveau Marché: FR0005175080) today announced the scheduled presentations of data on two product candidates at the American Society of Clinical Oncology annual meeting, June 5-8, 2004 in New-Orleans, Louisiana.

Mirjana Urozevic, MD, from the Department of Dermatology, University Hospital, Zurich, Switzerland, will present interim results of Transgene’s Ad-IFNγ product candidate currently in a Phase I/II clinical trial in primary cutaneous lymphoma. The Ad-IFNγ abstract has been selected to receive a 2004 ASCO Foundation Merit Award.

Patrick Squiban, MD, Vice-President Medical and Regulatory Affairs of Transgene will present interim results on the MVA-Muc1-IL2 cancer vaccine currently in Phase II clinical trial for lung, prostate and kidney cancer.

Presentations:

Title:

“Phase I/II study of adenovirus-interferon gamma (TG 1042)
in primary cutaneous lymphomas (CL)”

Date and time of the session:

June 6, 2004 - 11:00 am to 12:00 pm

Title:

“MVA-Muc1-IL2 vaccine immunotherapy for advanced
non small cell lung cancer (NSCLC): Interim Phase II Data”

Date and time of the session:

June 7, 2004 - 8:00 am to 12:00 pm

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one that has completed Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenovirus and poxvirus.

Société anonyme au capital de 23 008 603 € - R.C. Strasbourg B 317 540 581

11, rue de Molsheim - 67082 Strasbourg Cedex (France) - Téléphone (33) (0)3 88 27 91 00 - Téléfax (33) (0)3 88 27 91 11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12th, 2004	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer